UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-37611

Pyxis Tankers Inc.
(Translation of registrant’s name into English)

59 K. Karamanli Street Maroussi 15125 Greece +30 210 638 0200
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The board of directors of Pyxis Tankers Inc. (the “Company”) has declared a monthly dividend of $0.1615 per share on the Company’s 7.75% Series A Cumulative Convertible Preferred Stock, par value $0.001 per share, for the month of May, 2021. The cash dividend will be payable on May 20, 2021 to holders of record as of May 13, 2021.

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Pyxis Tankers Inc. (the “Company”), dated April 29, 2021, announcing that the Company has entered into an agreement with an unaffiliated third party to purchase a medium range product tanker of approximately 47,000 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase price of $20 million is expected to be funded by a combination of bank debt and cash. It is anticipated that the acquisition, which is subject to customary conditions, will be completed during the summer of 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: May 3, 2021	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer